UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53660 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WBB Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3456 Camino Del Rio North, Suite 212
(No and Street)

San Diego (City) CA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Thomas 858-592-9901
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Michelle Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WBB Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Thomas
Signature

CCO/CFO
Title

MARIA GUZMAN
Notary Public - California
San Diego County
Commission # 2204991
My Comm. Expires Jul 14, 2021

Notary Public

MARIA GUZMAN
Notary Public - California
San Diego County
Commission # 2204991
My Comm. Expires Jul 14, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of San Diego
Subscribed and sworn to (or affirmed) before me on this 22 day of February 2020 by Michelle Thomas proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature ______ (seal)

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders' and Board of Directors of WBB Securities, LLC

**Opinion on the Financial Statements**
I have audited the accompanying statement of financial condition of WBB Securities, LLC as of December 31, 2019, the related statements of income, changes in member's equity, subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of WBB Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of WBB Securities, LLC's management. My responsibility is to express an opinion on WBB Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to WBB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Auditor's Report on Supplemental Information**
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the WBB Securities, LLC's financial statements. The Supplemental Information is the responsibility of the WBB Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as WBB Securities, LLC's auditor since 2014.
Tarzana, California
February 10, 2020

# WBB SECURITIES, LLC

Statement of Financial Condition
December 31, 2019

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 406,652 |
| Deposit with clearing organization | $ | 75,000 |
| Accounts Receivable | $ | 80,000 |
| Commissions Receivable | $ | 8,008 |
| Fixed assets net of depreciation of $108,173 | $ | - |
| Other Assets | $ | 6,539 |
| Total Assets | $ | 576,199 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Due to Clearing | $ | 133 |
| Commissions payable | $ | 16,396 |
| Unearned Revenue | $ | 80,000 |
| Subordinated Loan | $ | 300,000 |
| Total Liabilities | $ | 396,529 |
| MEMBER'S EQUITY | | |
| Member's Equity | $ | 179,670 |
| Total Member's Equity | $ | 179,670 |
| Total Liabilities and Member's Equity | $ | 576,199 |



The accompanying notes are an integral part of these financial statements

# WBB SECURITIES, LLC

Statement of Income
For the year ended December 31, 2019

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ | 64,288 |
| Investment Company | $ | 55,025 |
| Insurance Based Products | $ | 16,996 |
| Capital Gains (Losses) on Firm Investments | $ | (1,080) |
| Interest / Rebate / Dividend Income | $ | 2,143 |
| Underwritings & Selling Group - Registered Offerings | $ | 252,986 |
| Investment Banking Fees / M&A Advisory | $ | 594,975 |
| Advisory Services | $ | 547,024 |
| 12b-1 Fees | $ | 296,690 |
| Total Income | $ | 1,829,047 |
| | | |
| **EXPENSES** | | |
| Clearing Costs | $ | 62,117 |
| Commissions | $ | 832,327 |
| Occupancy | $ | 30,963 |
| Professional Services | $ | 92,137 |
| Licenses and Registrations | $ | 30,178 |
| Salaries, Wages, Benefits, and Payroll Taxes | $ | 348,712 |
| Travel and Entertainment | $ | 1,955 |
| Telephone, Communications, and IT | $ | 55,440 |
| Subordinated Loan Interest | $ | 15,000.00 |
| Other General and Administrative expenses | $ | 152,000 |
| Total Expenses | $ | 1,620,829 |
| | | |
| INCOME BEFORE INCOME TAXES | $ | 215,018 |
| | | |
| INCOME TAX PROVISION | | |
| Income Tax expense | $ | 6,800 |
| | | |
| NET INCOME | $ | 208,218 |

# WBB SECURITIES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2019

| | | |
|---|---|---|
| Balance, beginning of year - Jan. 1, 2019 | $ | 350,452 |
| Capital Contributed | $ | - |
| Member Distribution | $ | (379,000) |
| Net Income | $ | 208,218 |
| Balance, end of year - Dec. 31, 2019 | $ | 179,670 |



The accompanying notes are an integral part of these financial statements

# WBB SECURITIES, LLC

Statement of Subordinated Loan
For the year ended December 31, 2019

| | | |
|---|---|---|
| Balance, beginning of year - Jan. 1, 2019 | $ | 300,000 |
| Increases: | | |
| Subordinated Loan - Executed Aug 1, 2019 | $ | 300,000 |
| Decreases: | | |
| Maturity of Subordinated Loan Contract - July 31, 2019 | $ | (300,000) |
| Balance, end of year - Dec. 31, 2019 | $ | 300,000 |



The accompanying notes are an integral part of these financial statements

# WBB SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2019

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | $ | 208,218 |
| Adjustments to reconcile net income to net cash provided by operating activies: | | |
| **(Increase) / Decrease in:** | | |
| Accounts Receivable | $ | (30,000) |
| Commissions Receivable | $ | 4,333 |
| Other Assets | $ | 1,658 |
| **Increase / (Decrease) in:** | | |
| Due to Clearing | $ | 133 |
| Accounts Payable | $ | (9,531) |
| Unearened Revenue | $ | 80,000 |
| Commissions Payable | $ | (2,281) |
| | $ | 44,312 |
| Net Cash provided by operating activities: | $ | 252,530 |
| **Cash flow from Financing Activities** | | |
| Maturity of Subordinated Loan | $ | (300,000) |
| Subordinated Loan | $ | 300,000 |
| Member Distribution | $ | (379,000) |
| Net cash used in financing activities: | $ | (379,000) |
| Decrease in Cash & Cash Equivalants | $ | (126,470) |
| Cash & Cash Equivalants - Beginning of period | $ | 533,122 |
| Cash & Cash Equivalants- End of period | $ | 406,652 |
| Supplemental disclosure of cash flow information | | |
| **Cash paid during the year for:** | | |
| Interest | $ | 15,000 |



The accompanying notes are an integral part of these financial statements

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

WBB Securities, LLC, (the "Company"), was formed in 2001, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities. The Company clears all security transactions through National Financial Services ("NFS").

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Retirement Plan - The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made $-0- in contributions on behalf of employees to this plan for the year ended December 31, 2019.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800, plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Continued

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017, and 2018.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

The management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 10, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

* There were no levels to measure at December 31, 2019

Revenue Recognition - Securities are recorded on a trade date basis. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Costs connected with transaction fees are expensed as incurred.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.[1]

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees,

---

revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

| | |
|---|---|
| Computer equipment | $ 108,932 |
| Less accumulated depreciation | (108,932) |
| Fixed assets, net | $ 0 |

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2019, the Company was only subject to the minimum limited liability company income tax of $ 800 and the annual gross receipts tax of $6,000.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company entered into a 36 month operating lease covering its office through December 31, 2020. Minimum future rental commitments are:

| Year Ending | Amount |
|---|---|
| December 31, 2020 | $30,887 |
| | $30,887 |

Rent expense for year end 2019 was $30,380

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space expires in one year.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $391,477, which was $291,477 in excess of its required net capital of the greater of 6 2/3 aggregate indebtedness ($96,529) or $100,000 to net capital was 0.25 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 6: SUBORDINATED LOAN

On July 31, 2019 the subordinated note of $300,000 matured per the terms of the agreement. The Company paid the note in full closing out the contract.

On August 1, 2019 the Company signed a subordinated note of $300,000, bearing interest of 5% per annum with a maturity date of August 1, 2020. The subordinated borrowings are available in computing the net capital under the SEC's Uniform Net Capital Rule.

Note 7: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Company maintains a cash deposit with its clearing broker in addition to the other cash accounts the balance at December 31, 2019 was $75,000.

Note 8: CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant. During the year ended December 31, 2019, one client accounted for 14% of total revenues.

# WBB SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

| | Focus 12/31/19 | Audit 12/31/19 | Change |
|---|---|---|---|
| Member's Equity, December 31, 2019 | $ 179,670 | $ 179,670 | |
| Add: | | | |
| Liabilities subordinated to general creditors | $ 300,000 | $ 300,000 | |
| Subtract - Non-Allowable Assets: | | | |
| Other Assets | $ (8,193) | $ (8,193) | $ - |
| Acounts Receivable | | $ (80,000) | $ 80,000 |
| Tentative Net Capital | $ 471,477 | $ 391,477 | $ 80,000 |
| Haircuts | $ - | $ - | |
| NET CAPITAL | $ 471,477 | $ 391,477 | $ - |
| Minimum Net Capital | $ 100,000 | $ 100,000 | $ - |
| Excess Net Capital | $ 371,477 | $ 291,477 | $ - |
| Aggregate indebtedness | $ 16,529 | $ 96,529 | $ 80,000 |
| Ratio of Aggregate indebtedness to net capital | 0.040 | 0.250 | |

The differences between Audit & Focus at 12/31/2019 was $80,000 to Accounts Receivable and Unearned Revenue

**Schedule II**
**Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2018**

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i), (k)(2)(ii), and (k)(1).

**Schedule III**
**Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**December 31, 2018**

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control Requirements under the (k)(2)(i), (k)(2)(ii), and (k)(1) exemptive provision.

# Assertions Regarding Exemption Provisions

We, as members of management of WBB Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i), (k)(2)(ii), and (k)(1).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

WBB Securities, LLC

By: Michelle Thomas

Michelle Thomas – Chief Compliance Officer

2-10-2020

(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Members
WBB Securities, LLC
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) WBB Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which WBB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (k)(2)(ii), and (k)(1) (the "exemption provision") and (2) WBB Securities, LLC, stated that WBB Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. WBB Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about WBB Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), (k)(2)(ii), and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2020

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
WBB Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by WBB Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of WBB Securities, LLC (the "Company") for the year ended December 31, 2019, solely to assist you and SIPC in evaluating WBB Securities, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2020